Filed by MetroPCS Communications, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Leap Wireless International, Inc.
Commission File No.: 000-29752

September 4, 2007
MetroPCS Employee FAQ
1.	Why are we proposing a merger with Leap Wireless?

The combination of our two companies creates a new national wireless carrier with licenses covering nearly all of the top 200 markets in the United States. Such a combination would significantly expand the network service area available to the subscribers of both companies and would better position the combined company to more aggressively compete with the other national wireless carriers.

In addition to the strategic benefits of the proposed merger, the combination of our two companies will allow the employees of the combined company the opportunity to become part of a larger, more diversified organization that is poised for further growth and success in our dynamic industry.

When will the merger be completed? What approvals are needed?

The execution of a definitive merger agreement between MetroPCS and Leap would be subject to satisfactory completion of due diligence and the approval of MetroPCS’ and Leap’s Boards of Directors, and the consummation of this proposed merger would be subject to the approval by our respective shareholders and the receipt of customary regulatory approvals (which we believe can be obtained relatively quickly because of our minimal operating market overlap). By moving expeditiously to enter into an agreement, we would expect that this proposed transaction could close in the Spring of 2008.

2.	How will employees benefit?

A combination of MetroPCS and Leap will afford the combined company the opportunity to leverage the skills of each of their talented workforces. We see great opportunities for the employees of Leap to join our team. Employees of the combined company would benefit from being part of a larger, more diversified organization that is poised for further growth and success in our dynamic industry.

3.	What should we say to customers/vendors/partners?

It is business as usual at MetroPCS. We are committed to our valued customers and will continue to support our customer base with innovative products and services.

4.	What will the combined company be called, and who will run it? Where will the company be headquartered?

While it is premature to discuss specifics now, if the companies agree to merge, the companies will jointly create an integration team to identify how to best build upon each other’s strengths and bring the two companies together.

5.	What effect will this combination have on staffing? Will there be any reductions?

This proposed transaction is about growth and improving our competitive position. We believe much of the value of this combination will come from improvements in our business, rather than cost-cutting. There will be places for good people in the combined company. If the companies agree to merge, the management of both companies will sit down to discuss the details of an integration plan.

6.	What happens to my current benefits and compensation? What happens to my stock options? What happens to my pension? Will the matching for my 401K remain the same?

It is premature to discuss the benefits and compensation of the combined company until the parties agree to merge. There are no current changes to any of our stock plans or other benefits. We will keep you informed if there are any developments.

7.	What should employees do as a result of today’s announcement?

As noted above, it is business as usual at MetroPCS. The best course of action for all of us is to remain focused on our priorities as we have been and that we all continue to serve our customers with the same quality products and services that they come to expect from us. We know that we can count on all of our dedicated and hard-working employees to continue to work with the high quality of professionalism and skills that characterizes our company.

8.	Where and when can I get answers to my questions about the merger? How will I be kept apprised of future developments?

We will make every effort to keep you informed throughout this process. In the meantime, if you have any questions, please feel free to speak with your manager for additional information.
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Forward-Looking Statements
Any statements made in this FAQ that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed business combination of MetroPCS and Leap, the potential costs and benefits of any such transaction and any potential synergies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated as such. Forward-looking statements include information concerning any potential synergies arising from a business combination, including reductions in costs, the realization of operating efficiencies, improvements in penetration, and improvements in churn, as well as statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results, performance or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include: our ability to integrate the businesses of the companies; a failure to fully realize the expected benefits from the transaction, or a failure to realize such benefits within the expected time frame, including a failure to reduce costs and churn and the ability to realize operating efficiencies; even if achieved, the synergies may not result in a higher stock price for the combined company; greater than expected operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers following the transaction; delays in obtaining the regulatory or shareholder approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; the highly competitive nature of our industry; the rapid technological changes in our industry; our ability to sustain the growth rates we have experienced to date; each company’s ability to construct and launch future markets within projected time frames; our ability to manage our rapid growth, train additional personnel and improve our financial and disclosure controls and procedures; our ability to secure the necessary spectrum and network infrastructure equipment; the indebtedness amounts of the combined company; changes in consumer preferences or demand for our products; our inability to attract and retain key members of management; and other factors described in MetroPCS’ and Leap’s respective periodic reports filed with the Securities and Exchange Commission (the “Commission”). We do not intend to, and do not undertake a duty to, update any forward-looking statement or projection in the future to reflect the occurrence of events or circumstances, except as required by law.
Additional Information
This FAQ is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities of MetroPCS or Leap. Subject to future developments, additional documents regarding the transaction may be filed with the Commission. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by MetroPCS with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from MetroPCS by directing a request to MetroPCS Communications, Inc., 8144 Walnnut Lane, Suite 800, Dallas, TX 75231, Attention: General Counsel.
MetroPCS is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Leap. However, in connection with its proposal to merge with Leap, certain directors and officers of MetroPCS may participate in meetings or discussions with Leap shareholders, some of whom may also be MetroPCS shareholders or other persons who may also be MetroPCS shareholders. MetroPCS does not believe that any of these persons is a “participant” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information about MetroPCS’ executive officers and directors is available in MetroPCS’ Form 10-K for the year ended December 31, 2006, filed with the Commission on March 30, 2007. If in the future MetroPCS does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Leap in connection with its proposal to merge with Leap, it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.